[Letterhead of Debevoise & Plimpton LLP]

July 16, 2013

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.

Confidential Draft Registration Statement on Form S-1

Submitted July 9, 2013

File No. 333-189960

Dear Mr. Riedler:

This letter sets forth the responses of Third Point Reinsurance Ltd. (the “Company”) to the comments contained in your letter, dated July 15, 2013, relating to the Registration Statement on Form S-1 confidentially submitted on July 9, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are five copies of a clean version of Amendment No. 1, as well as five copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on July 9, 2013.

General

1.	Your response to our prior comment #1 is under review by the Division of Investment Management. Please note that we may issue additional comments after the Division of Investment Management completes its review.

The Company notes the Staff’s comment and will await any additional comments the Staff may have after the Division of Investment Management completes its review.

Jeffrey P. Riedler	2	July 16, 2013

United States persons who own our shares may be subject to . . . , page 38

2.	Please expand the second paragraph of your risk factor to clarify that tax counsel is not able to opine as to your PFIC status due to the absence of applicable authority regarding the Insurance Company Exception and the dependence of the Group’s PFIC status on the actual operational results and other relevant facts for each taxable year.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

3.	We note that you state on page 175 that if a U.S. Holder holds your shares during any taxable year in which you and Third Point Re are treated as PFICs, such shares will generally be treated as stock in a PFIC for all subsequent years. Please expand your risk factor disclosure to include this information.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Certain Tax Considerations

United States Federal Income Tax Considerations, page 171

4.	We note your reference to “this Memorandum” on page 171. Please amend your disclosure to clarify that you are referring to this prospectus. Alternatively, please amend your disclosure to explain the Memorandum to which you are referring.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

5.	Please delete the clause on page 171 stating that “nor has any opinion of counsel been rendered.”

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Very truly yours,

/s/ Steven J. Slutzky

Steven J. Slutzky

Jeffrey P. Riedler	3	July 16, 2013

cc:	Matthew Jones

Ibolya Ignat

Donald Abbott

Securities and Exchange Commission

Tonya Marshall, Esq.

Third Point Reinsurance Ltd.

Enclosures